March 15, 2018

Lisa Larkin, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re: Russell Investment Company (SEC File No. 333-222787) (“RIC” or the “Registrant”)

Dear Ms. Larkin:

This letter responds to comments you provided to Jessica Gates, Jennifer O’Brien and me in a telephonic discussion on February 27, 2018 with respect to the Registrant’s preliminary Information Statement/Prospectus on Form N-14 (the “N-14”) filed on January 30, 2018, relating to the proposed reorganization of the U.S. Large Cap Equity Fund (the “Acquired Fund”) with and into the Multifactor U.S. Equity Fund (the “Acquiring Fund,” and together with the Acquired Fund, the “Funds”), each a series of the Registrant (the “Reorganization”). On behalf of the Registrant, we have reproduced your comments below and provided the Registrant’s responses immediately thereafter. To the extent not otherwise defined herein, capitalized terms have the meanings attributed to such terms in the N-14.

Responses to Comments

1.	Comment:	The Staff notes that a hyperlink to the table of contents is included at the top of each page of the N-14. Please confirm that this hyperlink will not be included in the definitive Information Statement/Prospectus (the “Definitive N-14”) provided to shareholders.

	Response:	Registrant confirms that a hyperlink to the table of contents will not be included on each page of the Definitive N-14 mailed to shareholders.

2.	Comment:	Please confirm that the “Annual Fund Operating Expenses” tables under the heading “COMPARISON OF INVESTMENT OBJECTIVES, PRINCIPAL INVESTMENT STRATEGIES, PRINCIPAL RISKS, AND MANAGEMENT OF U.S. LARGE CAP EQUITY AND MULTIFACTOR U.S. EQUITY” reflect the Funds’ current expenses.

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	Response:	Registrant confirms that the “Annual Fund Operating Expenses” tables reflect the Funds’ current expenses.

3.	Comment:	Under the “Costs of the Reorganization” sub-section of the “REASONS FOR THE REORGANIZATION – Board Considerations” section of the N-14, please disclose the estimated dollar amount of Reorganization-related expenses that are expected to be borne by Russell Investment Management, LLC (“RIM”).

	Response:	Registrant confirms that the requested change has been made.

4.	Comment:	Under the “Sale of Securities by Multifactor U.S. Equity” sub-section of the “REASONS FOR THE REORGANIZATION – Board Considerations” section of the N-14, please disclose (if material) the dollar and per share amount of any capital gains expected to be realized by Acquiring Fund’s sales of 39% of the Acquired Fund’s securities in connection with the Reorganization.

	Response:	Registrant confirms that the requested disclosure has been included in the “QUESTIONS AND ANSWERS ABOUT THE INFORMATION STATEMENT/PROSPECTUS – General Information About the Proposal” and “INFORMATION ABOUT THE PLAN OF REORGANIZATION – Costs of the Reorganization” sections of the N-14.

5.	Comment:	In the Pro Forma Schedule of Investments at October 31, 2017 table included in the Part B-Statement of Additional Information, please consider identifying those Acquired Fund holdings that will be sold in connection with the Reorganization.

	Response:	Registrant is not aware of a requirement under Form N-14, as applied to fund reorganizations, requiring a registrant to identify portfolio holdings anticipated to be sold in connection with a reorganization. Further, Registrant believes that information provided in the N-14 regarding the degree of portfolio holdings overlap between the Acquired and Acquiring Fund as well as the associated disclosure of the percentage of Acquired Fund holdings expected to be retained by Acquiring Fund (among other related

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disclosures) provides shareholders with an appropriate level of detail to assess the Acquiring Fund’s anticipated post-Reorganization portfolio holding profile. Accordingly, Registrant respectfully declines to make the requested change.

6.	Comment:	In the Notes to the Pro Forma Financial Statements section of the Part B-Statement of Additional Information, please disclose (1) that the pro forma financial statements, although prepared in accordance with U.S. generally accepted accounting principles, require management to make certain assumptions and estimates; (2) the Acquiring Fund’s intent to sell approximately 39% of the Acquired Fund’s holdings following the Reorganization as well as the anticipated capital gains/losses associated with such sales and (3) that RIM will bear all costs of the Reorganization (including providing an estimate of such costs).

	Response:	Registrant confirms that the requested changes have been made.

7.	Comment:	The Staff notes that the Shareholder Letter section of the N-14 states that no shareholder vote is required for the Reorganization. Please explain supplementally Registrant’s analysis for concluding that the Reorganization can be affected without shareholder vote, consistent with Rule 17a-8 under the Investment Company Act of 1940, as amended.

	Response:	Registrant confirms that no shareholder vote is required under Rule 17a-8 because, among other considerations: (i) the Acquired and Acquiring Fund have the same fundamental investment restrictions and policies, (ii) the advisory fee for the Acquiring Fund is lower than that for the Acquired Fund at all asset levels, (iii) RIM serves as the adviser to both the Acquired and Acquiring Fund pursuant to the same advisory contract, (iv) the Independent Trustees of the Acquired Fund are also the Independent Trustees of the Acquiring Fund; and (iv) the distribution fees authorized to be paid by the Acquiring Fund are not greater than the distribution fees authorized to be paid by the Acquired Fund.

8.	Comment:	Please explain supplementally how investors who acquire shares of the Acquired Fund after March 1, 2018 but before the Fund is closed to investment by new and existing shareholders on April 25, 2018 will be notified of the Reorganization.

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	Response:	In addition to including a note on the cover page of the Acquired Fund’s currently effective registration statement filed on Form N-1A (filed with the SEC on February 28, 2018), Registrant also filed a supplement to the Acquired Fund’s then-currently effective registration statement on Form N-1A on December 21, 2017 which, among other things, disclosed the pending Reorganization.

9.	Comment:	In the “QUESTIONS AND ANSWERS ABOUT THE INFORMATION STATEMENT/PROSPECTUS – General Information About the Proposal” section of the N-14, please revise the term “hard transaction costs” for plain English.

	Response:	Registrant confirms requested change has been made.

10.	Comment:	The SEC staff notes that the “QUESTIONS AND ANSWERS ABOUT THE INFORMATION STATEMENT/PROSPECTUS – General Information About the Proposal” section of the N-14 states that “[b]ased on a 90% estimated overlap between U.S. Large Cap Equity’s and Multifactor U.S. Equity’s portfolios as of September 2017, it is estimated that approximately 39% of U.S. Large Cap Equity’s holdings would be sold following the Reorganization.” Please clarify the relationship between the estimated overlap and portfolio holding sales following the Reorganization.

	Response:	Registrant confirms that the requested change has been made.

11.	Comment:	In the “QUESTIONS AND ANSWERS ABOUT THE INFORMATION STATEMENT/PROSPECTUS – General Information About the Proposal” section of the N-14, please consider disclosing the tax consequences of the Acquiring Fund’s anticipated sale of Acquired Fund holdings in connection with the Reorganization.

	Response:	Registrant confirms that the requested change has been made.

12.	Comment	In the “SUMMARY AND OVERVIEW OF THE REORGANIZATION – Tax Consequences” section of the N-14, please discuss the tax consequences of the Acquiring Fund’s anticipated sale of 39% of the Acquired Fund’s portfolio holdings following the Reorganization.

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	Response	Registrant notes that the requested disclosure has been included in the “QUESTIONS AND ANSWERS ABOUT THE INFORMATION STATEMENT/PROSPECTUS – General Information About the Proposal” and “INFORMATION ABOUT THE PLAN OF REORGANIZATION – Costs of the Reorganization” sections of the N-14.

13.	Comment:	In the “COMPARISON OF INVESTMENT OBJECTIVES, PRINCIPAL INVESTMENT STRATEGIES, PRINCIPAL RISKS, AND MANAGEMENT OF U.S. LARGE CAP EQUITY AND MULTIFACTOR U.S. EQUITY” section of the N-14, please describe the market capitalization range of securities in each of the Acquired and Acquiring Fund’s benchmark index.

	Response:	Registrant confirms that the requested change has been made.

14.	Comment:	The Staff notes that the rows and columns in the “Shareholder Fees” and “Annual Fund Operating Expenses” tables under the heading “COMPARISON OF INVESTMENT OBJECTIVES, PRINCIPAL INVESTMENT STRATEGIES, PRINCIPAL RISKS, AND MANAGEMENT OF U.S. LARGE CAP EQUITY AND MULTIFACTOR U.S. EQUITY” are reversed from the format prescribed in Item 3 of Form N-14 and Form N-1A (i.e., the share classes are listed vertically, and the operating expense headings are listed horizontally). Please explain supplementally the rationale for this formatting.

	Response:	Registrant believes that the Acquired and Acquiring Fund’s “Shareholder Fees” and “Annual Fund Operating Expenses” tables are formatted consistently with applicable Securities and Exchange Commission (“SEC”) guidance and Form N-14 and Form N-1A requirements. The SEC has recognized the benefits of clearly-presented, standardized disclosure as well as the practical challenges in the multi-class context requiring a registrant to modify the prescribed Form N-1A (and, indirectly, Form N-14) presentation format to facilitate shareholder understanding and comparison

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across funds.[1] In the 1998 Adopting Release, the SEC stated that, with respect to multi-class funds, it may be appropriate for a registrant to “organize information about multiple funds and classes in a format of its choice that is consistent with the goal of communicating information to investors effectively.”[2] Specifically, referring to General Instruction C.3(c) of Form N-1A, footnote 199 of the 1998 Adopting Release expressly stated that “[a] fund for example, may decide that using a horizontal rather than vertical presentation for the fee table would present the required fee information most effectively.” Although this language in General Instruction C.3(c) was removed from subsequent versions of Form N-1A, the Staff has continued to acknowledge the benefits of balancing uniformity in certain key prospectus disclosures with providing registrants flexibility to seek to ensure that registration statement disclosure provides useful, comparative information to investors.[3]

In light of the number of classes of shares of the Funds offered for sale by the Registrant, Registrant concluded that presenting the annual fund operating expenses table in the format presented in Form N-1A (and, indirectly, Form N-14) (i) would violate the technical requirements of Form N-1A (and, indirectly, Form N-14), as the annual fund operating expenses table could not be printed in a font size equal to or above the minimum prescribed in the instructions to Form N-1A and (ii) could hinder investor understanding of Fund fees and expenses. After considering various alternative presentation forms, Registrant concluded, taking in to consideration applicable SEC guidance, that the format presented in the N-14 best facilitates investors’ ability to compare the Acquired and Acquiring Funds’ fees and expenses with those of other registered investment companies.

[1]	See Registration Form Used by Open-End Management Investment Companies, SEC. Rel. No. 33-7512 (Mar. 13, 1998) (pub. avail. at https://www.sec.gov/rules/final/33-7512r.htm) (the “1998 Adopting Release”).
[2]	See id.
[3]	See Enhanced Disclosure and New Prospectus Delivery Option For Registered Open-End Management Investment Companies, SEC. Rel. No. 33-8998 (Jan. 13, 2009) (pub. avail. at https://www.sec.gov/rules/final/2009/33-8998.pdf) (the “Summary Prospectus Rule”).

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15.	Comment:	In the “REASONS FOR THE REORGANIZATION – Board Considerations” section of the N-14, please disclose (if applicable) the Board’s consideration of potential economies of scale expected to be achieved in connection with the Reorganization.

	Response:	Registrant confirms that the “Board Considerations” sub-section of the N-14 accurately describes the factors considered by the Board in considering whether to approve the Reorganization. Accordingly, Registrant respectfully declines to make the requested change.

16.	Comment:	In the “INFORMATION ABOUT RIC AND THE FUNDS” section of the N-14, please correct the address listed for the SEC.

	Response:	Registrant confirms that the requested change has been made.

17.	Comment:	Please revise the formatting of the Class A and Class T Share Front-End Sales Charge tables in the “SHAREHOLDER INFORMATION – Front-End Sales Charges” section of the N-14.

	Response:	Registrant confirms that the requested change has been made.

Sincerely,

/s/ Nicholas S. Di Lorenzo
Nicholas S. Di Lorenzo

cc:	John V. O’Hanlon, Esq.
Mary	Beth Albaneze, Esq.